EXHIBIT 1
                                    ---------

First Enhanced Vision System for Commercial Air Transport Market to be Installed
--------------------------------------------------------------------------------
on FedEx Express Fleet
----------------------

HAIFA, Israel, Oct. 8 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (the "Company") (Nasdaq: ESLT - News) announced today its U.S. subsidiary's first Enhanced Vision System (EVS) to be installed on large Air Transport class aircraft which will be operated by FedEx Express.

The All Weather Window(R) EVS will be standard equipment on the FedEx Express Boeing MD-10 and MD-11 and Airbus A300 and A310 aircraft fleet. The EVS is scheduled for certification by end of 2006 with installations beginning in 2007 in conjunction with Head Up Display (HUD) installations. This installation onto new classes of aircraft builds on the successes of the EVS industry leadership and marks an important milestone in improved aircraft safety.

"As the world's largest express transportation company, FedEx Express is recognized as a leader in safe aircraft operations and technology implementation," said Don Barber, Senior Vice President of Air Operations, FedEx Express. "FedEx Express has built its reputation on highly reliable delivery performance. EVS will improve schedule reliability by reducing weather-related delays, improve takeoff and landing minimums, and as a taxi aid in reducing the risk of runway incursions. Our flight crews will have increased situational awareness and improved safety in reduced visibility conditions."

President and CEO of Elbit Systems Joseph Ackerman commented, "We are very pleased with the continued development of the EVS as a leading system for enhanced safety and improved performance of commercial aircraft and are happy that the EVS has been chosen by FedEx Express. This groundbreaking development has been made possible thanks to the technological expertise of our team, and it is representative of our group's technological capabilities."

The All Weather Window(R) EVS, employs an advanced InfraRed (IR) sensor which presents an image projected on any raster video capable Head Up Display and Head Down Display, providing the pilot with a forward-looking picture overlaying the outside view in a conformal manner. The system allows the pilot to view lights and ground features (such as runways, aircraft and buildings) at night and in low visibility conditions. The EVS has few training requirements and no database or infrastructure requirements. The pilots and their passengers immediately benefit from lower landing minima, improved flight safety, and increased situational awareness. The All Weather Window(R) EVS is the only EVS in the world certified to operate with a Head Up Display and Head Down Display and provide operational credit (lower landing minimums).

The All Weather Window(R) EVS was first certified in 2001 on the Gulfstream G-V business jet in partnership with Gulfstream Aerospace. Today the EVS is available as optional equipment on the large-cabin, ultra long-range Gulfstream G500(TM) and G-V(TM), the large-cabin, long-range Gulfstream G400(TM) and G-IVSP(TM) business jets and the large-cabin, mid-range Gulfstream G300(TM) business jets. In addition the EVS is standard equipment on the new large-cabin, ultra-long-range G550(TM) as well as the newly announced long-range G450(TM) business jets.

About Elbit Systems
-------------------

Elbit Systems Ltd. is an international electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the development of new technologies for defense and homeland security applications and upgrading of existing military platforms.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the securities and exchange commission.